February 25, 2026

Christopher Frost
Chief Executive Officer
Macquarie Infrastructure Fund, L.P.
660 Fifth Avenue
New York, NY

        Re: Macquarie Infrastructure Fund, L.P.
            Registration Statement on Form 10-12G
            Filed September 24, 2025
            File No. 000-56772
Dear Christopher Frost:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Nathan Briggs, Esq.